Filed by Teekay Tankers Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Commission File No.: 001-33867

Subject Company: Tanker Investments Ltd.

Date: August 8, 2017

Teekay Tankers Q2-2017 Earnings Presentation August 3, 2017

Forward Looking Statements This presentation contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing and completion of the merger with TIL; the expected benefits of the merger, including the expected impact on the Company’s earnings per share, financial leverage, liquidity position, fleet age, cash break even, costs, cost savings, future results and opportunities to sell older vessels; third quarter outlook, including revenues, vessel operating expenses, time-charter hire expenses, depreciation and amortization, and equity income; expected drydock and off-hire schedule; and crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, the amount of new orders for tankers, the estimated growth in the world tanker fleet, the amount of tanker scrapping, estimated growth in global oil demand and supply, crude oil tanker demand, and the impact of the new regulations on ballast water treatment. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; increased costs; failure to satisfy the closing conditions of the merger with TIL, including obtaining the required approvals from the Teekay Tankers and TIL shareholders and relevant regulatory authorities; failure to successfully integrate TIL into the Company and realize the expected benefits and synergies from the combined company; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2016. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Q2-17 Financial Results Recorded adjusted net loss(1) of $7.1 million, or $0.04 per share, and generated free cash flow(1) of $18.7 million Declared dividend of $0.03 per share for Q2-17, consistent with dividend policy Corporate and Fleet Developments Agreed to a share-for-share merger with Tanker Investments Ltd., which owns 18 mid-sized conventional tankers Completed 12 year sale-leaseback transaction of four Suezmax tankers, increasing liquidity by ~$30 million Bareboat rate of $11,100 per day Attractive purchase options after year 3 Secured out-charter contract on Aframax tanker for a firm period of 18 months at a daily rate of $16,000/day These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices of the Q2-17 earnings release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in the earnings presentation to the most directly comparable financial measures under United States generally accepted accounting principals (GAAP). Recent Highlights

Key Benefits of Merger with TIL Consistent with TNK’s strategy of increasing shareholder value by investing and operating throughout the tanker cycle Establishes TNK’s market leading presence in key markets resulting in improved vessel utilization, triangulation opportunities and improved earnings Modernizes fleet through addition of 18 vessels with average age of 7 years Allows for a seamless integration of two known, quality and homogenous fleets. Provides opportunities to sell older vessels as the tanker market recovers

Financial Benefits of Proposed Merger Immediately 10% accretive to earnings per share1 Fixed exchange ratio represents a modest 3.1% premium on fair market value of TIL’s fleet, at historically low values Strengthens balance sheet by decreasing financial leverage and increasing liquidity by ~$100 million Reduces cash breakeven2 by ~$1,000 per day  Estimated to generate ~$3 million of annual cost savings Preliminary pro-forma 12 months ended December 31, 2016 Includes operating expense, G&A, interest, debt repayment and dry dock costs

High fleet growth and OPEC supply cuts weighing on rates Tanker Rates At a Cyclical Low Point Tanker rates are at a 4-year low, primarily due to an oversupply of tonnage Tanker fleet at end 1H-2017 was 6.5% higher year-on-year   Tanker demand is growing, but at a slower pace than in the previous 2-3 years Positive long-haul Atlantic supply growth (US, Nigeria, Libya) partially offset by Middle East OPEC cuts Seasonality impacting rates during early Q3-17 as refineries gear-up for maintenance Source: Clarksons Source: Clarksons

Green Shoots for a 2H-2018 Recovery Lower fleet growth and growing oil supply are the catalysts for a recovery Scrapping is on the rise Highest scrapping since Nov’13 OPEC cut compliance is slipping Atlantic crude supply is growing 5.6% 3.2% 1.1% -4% -2% 0% 2% 4% 6% 8% 10% -20.0 -10.0 0.0 10.0 20.0 30.0 40.0 50.0 Million DWT Source: Clarksons, internal estimates Scrapping Deliveries Net Growth (% of Fleet) Lower fleet growth from 2018

Q3-17 Spot Earnings Update Suezmax Aframax LR2 Q3-17 spot ship days available 1,377 849 430 Q3-17 % booked to-date 47% 42% 28% Combined average spot TCE rate including Suezmax RSA and non-pool voyage charters Combined average spot TCE rate including Aframax RSA, Aframax Classic RSA, non-pool voyage charters and full service lightering voyages. 1 2

Focus on further strengthening of financial position by reducing financial leverage and increasing liquidity Position fleet for market recovery through active management of charter portfolio Modernize fleet through sale of older vessels Leverage recent investments and grow non-cyclical sectors of business Near-Term Priorities for TNK Post-merger

APPENDIX

Fleet Employment – In-Charters

Excludes expected drydock/ offhire days noted on slide 16 The Company’s ownership interest in this vessel is 50%. 50/50 profit share if earnings are above $40,500 per day Excludes full service lightering Fleet Employment – Out-Charters1 (2) (2) (3)

Q3-17 Outlook (1) Changes described are after adjusting Q2-17 for items included in Appendix A of Teekay Tankers Q2-17 Earnings Release and realized gains and losses on derivatives (see slide 12 to the earnings release for the Consolidated Adjusted Line Items for Q2-17).

Consolidated Adjusted Line Items Q2-17 (in thousands of U.S. dollars) 1 Please refer to Appendix A in Teekay Tankers Q2-17 Earnings Release for a description of Appendix A items. Income Statement Item As Reported Appendix A Items (1) Reclassification for Realized Gain/ Loss on Derivatives As Adjusted Revenues 108,789 - 441 109,230 General and administrative expenses (8,365) 700 - (7,665) Loss on sale of vessels (142) 142 - - Interest expense (7,076) - (301) (7,377) Realized and unrealized loss on derivative instruments (1,560) 1,700 (140) - Equity loss (income) (28,027) 28,247 - 220 Other expense (2,761) 38 - (2,723)

The Acquisition of 50 percent of Teekay Tanker Operations Ltd. (TTOL) Up to May 31, 2017, Teekay Tankers owned 50 percent of its tanker operations business (or TTOL), and included 50 percent of the net profit from this business in equity income in its income statement. On May 31, 2017, Teekay Tankers acquired the remaining 50 percent of TTOL from Teekay Corporation. As a result, Teekay Tankers now consolidates TTOL into its results on a 100 percent basis. As Teekay Tankers’ acquisition of TTOL represents the transfer of a business between entities under common control, the consolidated financial statements of Teekay Tankers for periods prior to May 31, 2017 have been retroactively adjusted (or recast) to include the results of TTOL on a consolidated basis (please see the definition of “Entities under Common Control” or page 9 of Teekay Tankers Ltd. Second Quarter of 2017 Earnings Release). The attached slides illustrate the effect of consolidating TTOL on Teekay Tankers’ income statements for the first and second quarters of 2017.

Prior to recast, 50 percent of this amount was included in TNK equity income in its Q1-17 results. (2) As reported as comparative figures in the Second Quarter of 2017 Earnings Release.

(1) Prior to TNK’s acquisition on May 31, 2017 of a controlling interest in TTOL, 50 percent of this amount would have been included in equity income.

Drydock & Offhire Schedule

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of TIL and Teekay Tankers. In connection with the proposed merger, Teekay Tankers intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC), which will include a joint proxy statement of Teekay Tankers and TIL that also constitutes a prospectus of Teekay Tankers. After the registration statement is declared effective, Teekay Tankers and TIL will each mail the joint proxy statement/prospectus to its respective shareholders. The joint proxy statement/prospectus will contain important information about the proposed merger and related matters. SHAREHOLDERS OF TEEKAY TANKERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEEKAY TANKERS, TIL AND THE MERGER. Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Teekay Tankers for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Teekay Tankers also can be obtained free of charge on Teekay Tankers’ corporate website at www.teekaytankers.com or by contacting Teekay Tankers’ Investor Relations Department by telephone at (604) 844-6654 or by mail to Teekay Tankers, Attention: Investor Relations Department, 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Additional Information about the Merger and Where to Find It Participants in the Solicitation This communication is not a solicitation of proxies in connection with the proposed merger and the proposed amendment to Teekay Tankers’ Amended and Restated Articles of Incorporation (the Charter Amendment). However, Teekay Tankers and its directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Teekay Tankers’ shareholders in respect of the proposed merger and Charter Amendment. Information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus relating to the proposed merger and Charter Amendment when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.